VIA EDGAR

Mr. Kevin Rupert
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

       Re:   Advance Capital I, Inc. Funds, File No. 811-05127

Dear Mr. Rupert:

      This letter responds to your telephone comments received on Thursday, June 16, 2005, regarding the Management Discussion of Fund Performance ("MDFP")contained in the Annual Report of the Advance Capital I, Inc.
Funds (the "Funds"), which was filed with the Commission on Form N-CSR on March 10, 2005. We have organized the comments you presented and our responses to such comments in the order in which they were delivered.

Comment 1:
      The benchmark used in our performance charts should be an unrelated third party index such as an S & P or Lehman Bond Index. A Lipper Index can be used as a supplemental index. In addition, the unrelated third party index must be included in our discussion when comparing fund performance. The Commission commented that the third party benchmarks omitted in the Annual Report should be provided to shareholders although it wasn't necessary to restate the prior analysis in the MDFP.

Response 1:
      The performance charts for the Advance Capital I, Inc. Balanced Fund, Retirement Income Fund and Cornerstone Stock Fund presenting average annual returns for the periods ended December 31, 2004 were revised to include relevant public benchmarks. These updated charts were reprinted in the Semi-Annual Report dated June 30, 2005 and distributed to shareholders. In the future, discussions of fund performance will include comparisons with the benchmarks.


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Comment 2:
      The Edgar filing of Form N-CSR omitted the data points for the performance charts.

Response 2:
      Data points will be included in future applicable Edgar filings.


Comment 3:
      When we use the term "average" in our MDFP we must define what average is and explain how the number is derived.

Response 3:
      We will disclose the definition and composition of the term
"average" when used in future MDFP's.

In making this response, the Funds acknowledge that:
   - the Funds are responsible for the adequacy and accuracy of the disclosure in filings;
   - Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
   - the Funds may not assert staff comments with respect to the Financial Statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at (248) 350-8543.


Sincerely,


/s/ Julie A. Katynski
Julie A. Katynski, Vice President